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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bierbaum, John F (Last) (First) (Middle)		10/4/2002

	1560 Sherman Ave., Suite 1000 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Northfield Laboratories Inc.		☒	Director	☐	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Evanston, IL 60201 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		1,502,345		I		(1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option (2)		10/4/2004(3)	10/4/2012		Common Stock	15,000		4.09		D

Explanation of Responses:

(1) Includes shares of common stock held by PepsiAmericas, Inc. Mr. Bierbaum is Executive Vice President and a director of PepsiAmericas, Inc. Under the rules and regulations of the Securities and Exchange Commission, Mr. Bierbaum may be deemed a beneficial owner of the stock held by PepsiAmericas, Inc. Mr. Bierbaum disclaims beneficial ownership of the stock held by PepsiAmericas, Inc.

(2) The stock option was granted on 10/4/2002.

(3) The stock option becomes fully vested and exercisable as of October 4, 2004 and is contingent upon continuous service as a board member.

/s/ JACK KOGUT BY POWER OF ATTORNEY	10/15/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

NORTHFIELD LABORATORIES INC.

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned director and/or executive officer (the “Reporting Person”) of Northfield Laboratories Inc., a Delaware corporation (the “Company”), hereby constitutes and appoints Jack J. Kogut (the “Attorney-in-Fact”) as the Reporting Person’s true and lawful agent and attorney-in-fact to:

•	execute for and on behalf of the Reporting Person, in the Reporting Person’s capacity as a director and/or executive officer of the Company, Forms 3, 4 and 5 in accordance with requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) and the rules promulgated by the Securities and Exchange Commission (the “SEC”) thereunder;

•	do and perform any and all acts for and on behalf of the Reporting Person which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

•	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the Attorney-in-Fact, may be of benefit, to, in the best interest of or legally required by the Reporting Person.

The Reporting Person hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Reporting Person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact, or the Attorney-in-Fact’s substitute or substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The Reporting Person understands that compliance with the requirements of Section 16 of the Securities Exchange Act and the rules promulgated by the SEC thereunder is the responsibility of the Reporting Person as director and/or executive officer of the Company and that the Company and the Attorney-in-Fact have agreed to assist the Reporting Person with filing the reports the Reporting Person is required to submit under Section 16 solely as an accommodation to assist the Reporting Person in complying with this responsibility. The Reporting Person further acknowledges that the Reporting Person is not relying upon the Company or any of its employees or agents, including the Attorney-in-Fact and legal counsel for the Company, for legal advice in connection with the Reporting Person’s compliance with the requirements of Section 16 and that the Reporting Person has consulted his or her personal legal counsel with respect to any questions the Reporting Person may have regarding these requirements. The Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the Reporting Person, is not assuming, nor is the Company assuming, any of the Reporting Person’s responsibilities to comply with Section 16 of the Securities Exchange Act.

In consideration of the Attorney-in-Fact acting on the Reporting Person’s behalf pursuant to this Power of Attorney, the Reporting Person hereby agrees to indemnify and hold the Attorney-in-Fact, each substitute attorney-in-fact, and each of their respective heirs, executors, legal representatives, successors, and assigns harmless from and against the entirety of any and all losses, claims, causes of action, damages, fines, defense costs, amounts paid in settlement, liabilities and expenses, including reasonable attorneys’ fees and expenses (collectively, “Losses”), relating to or arising out of the exercise of this Power of Attorney by the Attorney-in-Fact or any substitute Attorney-in-Fact, and will reimburse each such indemnified person for all Losses as they are incurred by such indemnified person in connection with any pending or threatened claim, action, suit proceedings or investigation with which such indemnified person is or is threatened to be made a party. The Reporting Person will not, however, be responsible for any Losses that are finally determined by a court of competent jurisdiction to have resulted solely from the Attorney-in-Fact’s bad faith or knowing and willful misconduct.

This Power of Attorney will remain in full force and effect until the Reporting Person is no longer to file Forms 3, 4 and 5 with respect to the Reporting Person’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the Reporting Person in a signed writing delivered to the Attorney-in-Fact.

IN WITNESS WHEREOF, the Reporting Person has caused this Power of Attorney to be executed as of this 18th day of September, 2002.

/s/ John F. Bierbaum John F. Bierbaum

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